Annual Report

Cover Page

Name of issuer:

TG-17, Inc.

Legal status of issuer:

> Form: **Corporation**
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 4/11/2017

Physical address of issuer:

85 Broad
17th Floor
New York NY 10004

Website of issuer:

https://ourbond.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

66

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,497,000.00	$4,671,000.00
Cash & Cash Equivalents:	$726,000.00	$1,437,000.00
Accounts Receivable:	$2,231,000.00	$3,001,000.00
Current Liabilities:	$7,203,000.00	$7,050,000.00
Non-Current Liabilities:	$12,808,000.00	$11,303,000.00
Revenues/Sales:	$9,736,000.00	$7,192,000.00
Cost of Goods Sold:	$9,027,000.00	$6,086,000.00
Taxes Paid:	($93,000.00)	($80,000.00)
Net Income:	($11,017,000.00)	($12,257,000.00)

Select the jurisdictions in which the issuer intends to offer the securities:

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

TG-17, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Doron Kempel	Founder & CEO	TG-17, Inc.	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Doron Kempel	CEO	2017
Michael Lambert	Head of Commercial Operations	2024
Amit Hod	Head of Corporate Operations & Finance	2017
Hezi Sayar	Head of Engineering Operations	2021
Joe DeSalvo	Global Head of Security and Professional Security Consulting Services	2021
Rob Quimby	Head of Product Management	2017
Mike Hollick	Head of Command Center Operations	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Doron Kempel and entities controlled by Bond CEO/Founder, Doron Kempel	22254725.0 Common Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series CF2 Preferred Stock, Series F Preferred Stock	86.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

There is no guarantee of a liquidity event for investors. Investors are investing in an illiquid security, and it may be years before they see a return on their investment, if they see one at all. Investors should never invest more than they can afford to lose.

We will likely need to raise additional capital in order to get to a point of profitability, and in order for investors to see a meaningful return on their investment in the future. We may be unable to raise that capital, or our capital raises may be on unfavorable terms.

Changes in the capital markets may impact the terms we're able to raise on in the future. Capital markets can be unpredictable, and may have negative impacts on our company and our ability to fundraise.

The company holds venture debt. As of June 2024, there is $12.5M of debt on the books. The company may be liable to repay that debt before investors in this raise are able to see any return on their investment.

If platform users engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, our ability to attract and retain service persons and end users, may be harmed, which could have an adverse impact on our reputation, business, financial condition, and operating results. We are not able to control or predict the actions of end users and third parties, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for service persons and end-users as a result of certain actions by end-users and third parties. Such actions may result in injuries, property damage, or loss of life for service persons, end users and third parties, or business interruption, brand and reputational damage, or significant liabilities for us. If other criminal, inappropriate, or other negative incidents occur due to third parties, our ability to attract end users may be harmed, and our business and financial results could be adversely affected. Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to our platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liability based on accidents, deaths, injuries, or other incidents that are caused by third parties. On a smaller scale, we may face litigation related to claims by end users. Furthermore, providing security services is inherently dangerous. Our insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liability. These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, operating results, and future prospects. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them. As we expand our products and offerings, this insurance risk will grow.

Our business could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 global pandemic. Our business could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 global pandemic. For example, the COVID-19 global pandemic and the various attempts throughout the world to contain it created significant volatility, uncertainty and disruption.We experienced significant reduction in demand from our end users affected by shelter in place rules. Due to impacts and measures resulting from the COVID-19 pandemic, we experienced and could again experience unpredictable reductions in the demand for our end users. The COVID-19 pandemic has also led to uncertainties related to our growth, forecast and trends. Our historic results such as revenue, operating margins, cash flows, tests performed, and other financial and operating metrics, may not be indicative of our results for future periods.

The deal that Bond reached with a large consumer brand whereby the brand will provide Bond as a benefit (fully paid or subsidized) to its ~200 million global users has great potential. If this partner moves slowly or ineffectively, or even if the partner decides to discontinue the deal - this would adversely impact the great potential that this partnership represents. In other words, underperforming on this deal does not risk Bond, but risks the upside scenario and the rate of Bond's potential growth.

We are highly dependent on the services of Doron Kempel and other members of our senior management team and the loss of any member of our senior management team or our inability to attract and retain highly skilled personnel could adversely affect our business, financial condition and results of operations. Our success depends on the skills, experience and performance of key members of our senior management team. In particular, we are highly dependent on the services of Doron Kempel, our Founder and Chief Executive Officer. Mr. Kempel spends substantially all of his professional time dedicated to Bond (over 75 hours a week), and he is highly active in our management, strategy and business development; however, he does devote some of his time and attention to other endeavors. Mr. Kempel's participation in and attention to these other endeavors may impact our business. The individual and collective efforts of Mr.

Kempel and our other employees will be important as we continue to develop our platform and additional products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team, or the inability of such individuals to devote sufficient time to our endeavors, could adversely affect our operations if we experience difficulties in hiring qualified successors. While our executive officers have entered into employment agreements with us, they are at-will employees and we cannot guarantee their retention for any period of time.Our success will depend on our ability to compete for and retain additional qualified key personnel to enhance the growth. Our business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require us to grant significant equity awards or incentive compensation, which could have a material adverse effect on our financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on us and our business.

We rely on third parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our products and offerings. If such third parties interfere with the distribution of our products or offerings or with our use of such software, our business would be adversely affected. Our platform relies on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. For example, Apple Inc. requires that iOS apps obtain users' permission to track their activities across third-party apps and websites. If iOS users do not grant us such permission, our ability to target those users for advertisements and to measure the effectiveness of such advertisements may be adversely affected, which could decrease the effectiveness of our advertising, and increase our costs to acquire and engage users on our platform. We rely upon certain third parties to provide software for our products and offerings, including Google Maps for the mapping function that is critical to the functionality of our platform. We do not believe that an alternative mapping solution exists that can provide the global functionality that we require to offer our platform in all of the markets in which we operate. We do not control all mapping functions employed by our platform or Drivers using our platform, and it is possible that such mapping functions may not be reliable. If such third parties cease to provide access to the third-party software that we and Drivers use, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

The Company will almost certainly have to obtain further additional capital beyond the foregoing to continue development. The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, market requirements, advertising costs and fluctuations in prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company

or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate their products or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

We face competition with respect to our security services that we seek to develop or commercialize in the future. Many of our existing and would be competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing security service platforms. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required.

Our collection, processing, use and disclosure of individually identifiable biometric or other personally identifiable information is subject to evolving and expanding privacy and security regulations.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our products and services.

Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our services, which could have a material adverse effect on our business, financial condition and results of operations.

Our Command Centers and engineering [staff] are fixed costs that are required to maintain operations and we may be unable to limit our losses if we fail to achieve our forecasted revenue.

We have historically operated at a loss, which has resulted in an accumulated deficit, and we anticipate sustaining operating losses for the foreseeable future.

The adoption, use, and commercialization of AI technology, and

The adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain.

We are subject to ongoing litigation and may be subject to more, including securities litigation, class action and derivative lawsuits which could result in substantial costs and could divert management attention.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause prospective users to believe that our systems are unreliable, potentially causing our future customers to decline to renew their subscriptions.

Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

If our efforts to build a strong brand identity and maintain a high level of user satisfaction and loyalty are unsuccessful, we may not be able to attract or retain users, and our operating results may be adversely affected.

Our internal computer systems, or those of any of our contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B-1 Preferred Stock	25,356,256	24,614,821	Yes
Series B-2 Preferred Stock	27,463,149	27,463,149	Yes
Series B-3 Preferred Stock	21,453,390	21,453,390	Yes
Common Stock	200,000,000	9,494,162	Yes

Series CF1	14,128,084	10,104,017	No ⌄
Series CF2	2,900,000`	0	No ⌄
Series C	4,880,400	4,880,400	No ⌄
Series F	10,000	10,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	4,474,143
Options:	21,595,352

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Eastward Fund Management
Issue date	06/04/19
Amount	$10,000,000.00
Outstanding principal plus interest	$13,511,993.62 as of 07/02/25
Interest rate	12.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Venture Debt loan. As of early July 2025, in negotiations to convert half of the balance into equity.

Loan

Lender	ProdActive II LLC
Issue date	07/08/23
Amount	$1,581,962.00
Outstanding principal plus interest	$1,581,962.00 as of 07/07/25
Interest rate	5.0% per annum
Current with payments	Yes

A revolver debt instrument; this reflects the balance as of July 2025. Limit of up to $3.2M.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2021	Regulation D, Rule 506(b)	Convertible Note	$6,100,090	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$6,000,000	General operations
5/2022	Regulation D, Rule 506(b)	Convertible Note	$2,000,000	General operations

	Rule 506(b)	Note		operations
11/2022	Regulation D, Rule 506(b)	Convertible Note	$11,362,500	General operations
11/2023	Regulation D, Rule 506(b)	Preferred stock	$5,999,999	General operations
4/2025	Regulation Crowdfunding	Priced Round	$2,022,767	General operations
5/2025	Regulation D, Rule 506(b)	Preferred stock	$5,120,342	General operations
6/2025	Regulation D, Rule 506(b)	Preferred stock	$3,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	ProdActive II LLC
Amount Invested	$3,000,000.00
Transaction type	Priced round
Issue date	07/27/17
Relationship	Entity controlled by Bond CEO/Founder Doron Kempel

Name	ProdActive II LLC
Amount Invested	$2,999,999.00
Transaction type	Priced round
Issue date	01/08/18
Relationship	Entity controlled by Bond CEO/Founder Doron Kempel

Name	ProdActive II LLC
Amount Invested	$999,999.00
Transaction type	Priced round
Issue date	06/18/18
Relationship	Entity controlled by Company's founder & CEO

Name	ProdActive II LLC
Amount Invested	$1,581,962.00
Transaction type	Loan
Issue date	07/08/23
Outstanding principal plus interest	$1,581,962.00 as of 07/07/25
Interest rate	5.0% per annum
Current with payments	Yes
Relationship	Entity controlled by Company's Founder & CEO

Our founder and CEO Doron Kempel has participated in all past raises. Listed above are rounds where he was the sole participant, but he and/or entities controlled by him also invested as follows:

7.19% of Series A investment in October 2019

41.99% of the convertible note in July 2020

46.31% of the convertible note in July 2021

35.48% of the convertible note in Jan 2022

73.17% of the convertible note in May 2022

63.19% of the convertible note in November 2022

1.62% of Series B investment in November 2023

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent

material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We offer personal Security, safety and peace-of-mind for you, your loved ones and employees.

TG-17 INC develops a new tier of preventative personal security platform enabled by artificial intelligence and machine learning combined with its security personnel 24/7 through the Bond App.

Milestones

TG-17, Inc. was incorporated in the State of Delaware in April 2017.

Since then, we have:

- Re-affirmed that the problem persistently affects billions globally.
- Built a solution/service that is now proven, unique, hard to copy, affordable and preserves privacy.
- Signed leading corporations that are already adopting our solution for employees.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $9,736,000 compared to the year ended December 31, 2023, when the Company had revenues of $7,192,000. Our gross margin was 7.30% in fiscal year 2024, and 15.37% in 2023. Note: Bond is currently expanding internationally and has established command centers in the UK, France, and Israel. The cost of such international command centers (that initially have very low utilization rates) were factored as part of the cost of offering the Bond services. This has resulted in very low gross margin figures that do not reflect the anticipated future high gross margins for the business.
- *Assets*. As of December 31, 2024, the Company had total assets of $3,497,000, including $726,000 in cash. As of December 31, 2023, the Company had $4,671,000 in total assets, including $1,437,000 in cash.
- *Net Income*. The Company has had net losses of $11,017,000 and $12,257,000 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities*. The Company's liabilities totaled $20,011,000 for the fiscal year ended December 31, 2024 and $18,353,000 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $11,581,962 in debt, $64,891,525 in equity, and $36,881,843 in convertibles (which had since converted to equity).

Should the company reach its funding targets across Regulation CF and Regulation D of $4M total, that would provide 6-9 months of runway depending on revenues, and pending deals in the pipeline could bring us to profitability.

Notwithstanding the foregoing, we plan to go public later this year to raise much more capital to accelerate growth and indefinitely separate Bond from would-be competitors.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". Bond's other sources of funding are its revenues, as well as a capacity to tap existing investors if needed.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

TG-17, Inc. cash in hand is $2,560,077.73 as of July 2025. Over the last three months, revenues have averaged $742,534/month, cost of services sold has averaged $639,704/month, and operational expenses have averaged $747,667/month. Our intent is to be cashflow positive in 2026 and profitable in 2027.

Since the date our financials cover, Bond has been experiencing great growth. We anticipate that the trends of 2024 will continue into 2025.

Over the course of the next 6 months, we expect to generate ~$5-6 million in revenues and have about $780k in expenses per month.

We believe Bond can achieve profitability in 9–18 months, depending on revenue growth (generating revenues implies more marketing, sales, and operational expenses). Some of the deals that Bond is pursuing are very large and can have a significant impact on accelerating or postponing profitability. If Bond raises $4 million in this round, we expect that we will not "need" more funding unless we decide to accelerate growth and global expansion, which will require more investment in Bond operations globally.

Bond has raised approximately $111 million to date including equity and debt since the inception of the company. The primary sources of funding are the founder/CEO, who is the largest investor to date (~$30 million), a few VC firms, a venture debt firm, and a large group of family offices (affluent individuals and families who have been investing in the company over the years). We expect this set of loyal investors will continue investing if needed to ensure that there is sufficient funding to operate.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Doron Kempel, certify that:

(1) the financial statements of TG-17, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of TG-17, Inc. included in this Form reflects accurately the information reported on the tax return for TG-17, Inc. filed for the most recently completed fiscal year.


Doron Kempel
Founder & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://ourbond.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Amit Hod
Doron Kempel
Hezi Sayar
Joe DeSalvo
Michael Lambert
Mike Hollick
Rob Quimby

Appendix E: Supporting Documents

TG-17_-_Reg_CF_-
_Description_of_Securities_Rider__Final_Form_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

TG-17 Inc. Preferred Stock Subscription Agreement 2025

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Amit Hod

Doron Kempel

Hezi Sayar

Joe DeSalvo

Michael Lambert

Mike Hollick

Rob Quimby

Appendix E: Supporting Documents

TG-17_-_Reg_CF_-_Description_of_Securities_Rider__Final_Form_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TG-17, Inc.

By

Doron Kempel
_____
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Doron Kempel
_____
CEO
7/8/2025

Amit Hod
_____
VP CorpOps & Finance
7/8/2025

_____

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.